Exhibit 99.3

Rio Tinto plc 5 Aldermanbury Square London EC2V7HR United Kingdom T +44(0)20 7781 2000 F +44(0)20 7781 1800
Press release
Rio Tinto clears major hurdle for US$2 billion Kitimat smelter modernisation in British Columbia
30 January 2008
Rio Tinto’s US$2 billion project to modernise its Kitimat smelter in British Columbia, Canada, will be submitted for Board approval following the decision by the British Columbia Utilities Commission (BCUC) to accept the 2007 Energy Purchase Agreement (2007 EPA) between Rio Tinto Alcan and BC Hydro.
This is the last of three conditions necessary to be met for the project to go ahead. The other two key conditions were the resolution of a long-term labour agreement to ensure stability during the planning, the construction and the start-up of the Modernisation Project (achieved May 2007), and assurances on environmental permitting issues (achieved late December 2007)
Jacynthe Côté, Rio Tinto Alcan Primary Metal President, said: “We are very pleased with today’s BCUC decision to accept the new power agreement between Rio Tinto Alcan and BC Hydro. Final approval of the project will allow us to stay on target to deliver first metal by 2012 and reduce greenhouse gas emissions by half a million tonnes per year.”
The new power agreement provides that the Kitimat smelter’s electricity needs have priority over any other power sales. This will allow Rio Tinto Alcan to adjust its power sales to BC Hydro depending on the final configuration and power requirements of the modernised smelter.
Once approved, the modernisation of Rio Tinto Alcan’s Kitimat smelter would increase Rio Tinto’s annual global primary aluminium production capacity by more than three per cent. This will make Kitimat not only one of Rio Tinto’s largest wholly-owned smelters, but also one of the three largest in North America. Kitimat’s aluminium production capacity would increase by 125,000 tonnes using clean and renewable hydroelectric power from the Rio Tinto Alcan-owned Kemano power station.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.

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For further information, please contact:

Media Relations, Australia	Media Relations, London

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Email: questions@riotinto.com

Website: www.riotinto.com
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